3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Lisa D. Zeises

direct dial: (215) 981-4722

zeisesl@pepperlaw.com

June 15, 2012

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:          Touchstone Funds Group Trust

                Registration Statement on Form N-14

Ladies and Gentlemen:

Touchstone Funds Group Trust (the “Trust”) is hereby transmitting for filing a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) to register shares of beneficial interest (the “Shares”) of the Touchstone Ultra Short Duration Fixed Income Fund, a series of the Trust.

It is anticipated that the Shares would be issued to shareholders of the Fifth Third Short Term Bond Fund, a series of Fifth Third Funds (the “Fifth Third Fund”), in connection with the proposed reorganization of the Fifth Third Fund into the Touchstone Ultra Short Duration Fixed Income Fund, pursuant to an Agreement and Plan of Reorganization (“Agreement”). The Agreement is subject to the requisite approval of the Fifth Third Fund’s shareholders at a meeting to be held in September 2012.

In view of the considerations set forth in North American Security Trust SEC No-Action Letter (Pub. Avail. August 5, 1994), the Trust has determined that the Touchstone Ultra Short Duration Fixed Income Fund is the appropriate accounting survivor. The Trust has compared the following factors: the investment adviser of each Fund; investment objectives, policies and restrictions of each Fund; expense structures and expense ratios of each Fund; asset size of each Fund; and portfolio composition of each Fund. The Trust considered that Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. would serve as the investment adviser and sub-adviser, respectively, to the surviving fund after the reorganization. The Trust considered that the surviving fund would continue to have the same investment objectives, policies and restrictions as those of the Touchstone Ultra Short Duration Fixed Income Fund after the reorganization. The Trust considered that the surviving fund would have the same expense structure as the Touchstone Ultra Short Duration Fixed Income Fund after the

U.S. Securities and Exchange Commission

June 15, 2012

reorganization. Based on the foregoing factors, among others, the Trust has concluded that the Touchstone Ultra Short Duration Fixed Income Fund is the appropriate accounting survivor.

Pursuant to Rule 488 under the 1933 Act, it is proposed that this filing will become effective on July 16, 2012.

If you have any questions regarding the Registration Statement, please contact the undersigned at 215.981.4722 or John M. Ford at 215.981.4009.

Very truly yours,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc: Joseph G. Melcher

      John M. Ford, Esq.